K&L GATES LLP
One Lincoln Street
Boston, Massachusetts  02111

September 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Laura Hatch

RE:	Old Field Fund, LLC
File No. 811-21946

Dear Ms. Hatch:

We have received the accounting staff’s comments on the financial statements and items contained in Form N-CSR for the period ended March 31, 2010, which was filed on June 9, 2010 (the “Filing”) for the above registrant (the “Fund”).  The accounting staff’s comments were received in the form of a telephone call (the “Comments”) on September 7, 2010.  We respectfully submit this response letter on behalf of the Fund.

We have, for the convenience of the accounting staff, repeated below the Comments followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Filing.

Comment:

1.
Form N-CSR Item 11 discloses that "management concluded that there was a material weakness in the Registrant's internal control over financial reporting" in that "Registrant did not perform an adequate independent review and maintain effective controls with respect to the adoption of new accounting pronouncements."  Please explain what pronouncements were not adopted and whether the omission affected the financial statements.

Response:  The Fund did not document adoption of ASU 2009-12 and, in light of the auditors bringing to management’s attention the issue, the auditors noted as an internal control deficiency the issue in their SAS 61 communication.  It is important to note, however, that the pronouncements established by ASU 2009-12 were adopted and are fully reflected in the financial statements and notes thereto for the period ended March 31, 2010.  The deficiency thus had no resulting impact on the financial statements, and the auditors provided a “clean” opinion that the financial statements presented fairly, in all material respects, the financial condition of the Fund.  Fund management took remediation steps, which included the formation of a review process to ensure that new accounting standards are identified, evaluated and adopted on a timely basis, to address the deficiency noted.

Comment:

2.
In the Notes to Financial Statements, Note E discusses the expense limitation agreement of 1.5% per annum with the fund.  In the Financial Highlights in Note H, the expenses after reimbursement reflect a ratio of 1.8%.  Please explain why the ratio depicted exceeds the expense limitation agreement.

Response: The ratio exceeds the expense limitation agreement cap based on certain expenses (legal and underlying portfolio fund redemption fees) excluded from the limitation agreement, which is applicable to ordinary operating expenses.

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada

Cc:           Jerry Lettieri

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